UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. )
iGambit, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
John Salerno
567 Pulaski Road
Kings Park, New York 11754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 1, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No.	None	Page	2	of	5

1	NAMES OF REPORTING PERSONS John Salerno

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		5,470,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,900 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,470,000 shares

WITH	10	SHARED DISPOSITIVE POWER

146,900 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,616,900 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. None	13D	Page 3 of 5 Pages
Item 1: Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, of iGambit, Inc. (the “Company”), whose principal address is 1600 Calebs Path Extension, Suite 114, Hauppauge, New York 11788.
Item 2: Identity and Background.
(a)	John Salerno

(b)	567 Pulaski Road, Kings Park, New York 11754

(c)	Mr. Salerno is the Chief Executive Officer, President, Chairman of the Board and a Director of the Company.

(d)	During the last five (5) years Mr. Salerno was not convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years Mr. Salerno was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States.
Item 3: Source or Amount of Funds or Other Consideration.
Mr. Salerno received his shares in the Company in the following manner: (i) 4,000,000 shares were issued to Mr. Salerno upon the formation of the Company, as founder’s shares; (ii) 980,000 shares were issued to Mr. Salerno upon the cashless exercise of options on June 1, 2006; (iii) 490,000 shares were issued to Mr. Salerno upon the cashless exercise of options on May 1, 2007; and (iv) 146,900 shares underlie options that have been issued to Mr. Salerno’s children.
Item 4: Purpose of the Transaction.
Mr. Salerno’s acquisitions of common stock of the Company were for investment purposes.
Item 5: Interest in Securities of the Issuer.
(a)	Mr. Salerno is the beneficial owner of 5,616,900 shares of the Company’s common stock, representing 23.3% of the issued and outstanding shares of Company common stock based on 23,954,056 shares of common stock outstanding as of March 1, 2010.

(b)	Mr. Salerno has the sole power to vote and the sole power to dispose of 5,470,000 shares of the Company’s common stock. Mr. Salerno has the shared power to vote and the shared power to dispose of 146,900 shares of the Company’s common stock.

CUSIP No. None	13D	Page 4 of 5 Pages
(c)	None.

(d)	Not applicable.

(e)	Not applicable.
Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No contracts, arrangements, understandings or similar relationships exist between Mr. Salerno and any other parties with respect to the securities of the Company.
Item 7: Material to be filed as Exhibits.
Not Applicable.

CUSIP No. None	13D	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 22, 2010

By:	/s/ John Salerno
John Salerno